Exhibit 24

                      CONFIRMING STATEMENT

This statement confirms that the undersigned, H. Richard Haverstick, Jr., has authorized and designated each of Tom Wirth and Shawn Neuman to execute and file on the undersigned's behalf all Forms 3, 4, 5 (including any amendments thereto)
that the undersigned may be required to file with the U.S. Securities and
Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Brandywine Realty Trust. The authority of Tom
Wirth and Shawn Neuman under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities of Brandywine Realty Trust, unless earlier revoked in writing. The undersigned acknowledges that Tom Wirth or Shawn Neuman is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: June 17, 2020

/s/ H. Richard Haverstick, Jr.